Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

As of December 31, 2009

The following interim financial information of CorpBanca as of December 31, 2009 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	5.001.926
Total assets	6.379.459

Current accounts and demand deposits	496.270
Time deposits and savings accounts	3.316.045
Borrowings from financial institutions	362.403
Debt issued	935.219

Equity	503.535

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	295.934
Provisions for loan losses	(68.855)
Operating expenses	(126.388)

Operating income	100.691
Income attributable to investments in other companies	445

Income before taxes	101.136
Income taxes	(16.027)

Net income for the period	85.109

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Jaime Del Solar Honorato	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer